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                                                     [WesBanco Logo]

                                                        EXHIBIT - 20
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NEWS For Immediate Release
September 3, 1996                      For Further Information Contact:
                                       Edward M. George
                                       President & CEO     (304) 234-9208

                                       Nasdaq Trading Symbol: WSBC


WesBanco Consummates Merger With Bank of Weirton

Wheeling, WV . . . . Edward M. George, President and Chief Executive Officer
of WesBanco, Inc., a multi-state multi-bank holding company headquartered in Wheeling, West Virginia, announced today the consummation of the merger of Bank of Weirton, Weirton, WV, into WesBanco affiliate, WesBanco Bank Wheeling.

As a result of the merger, which will be accounted for as a pooling-of-interests, WesBanco exchanged 130 shares of WesBanco common stock for each share of Weirton's common stock in a tax-free exchange. The transaction is valued at more than $45,630,000 based on the recent market price of $27.00 per share for WesBanco common stock.

Under the terms of the merger, George M. Molnar will serve as President of WesBanco Weirton and has become Chairman of the Weirton Advisory Board. Additionally, George M. Molnar and R. Peterson Chalfant have been appointed to the Board of Directors of WesBanco, Inc., with George M. Molnar also appointed to the Executive Committee of the Board of Directors of WesBanco, Inc. Also, George M. Molnar and Donald R. Donell have been elected to the Board of Directors of WesBanco Bank Wheeling, and George M. Molnar has been elected to the Executive Committee of WesBanco Bank Wheeling.

With the addition of Bank of Weirton, the acquisition of Universal Mortgage Company, now WesBanco Mortgage Company, and the completion of the announced agreement of July 18, 1996 to acquire Vandalia National Corporation, Morgantown, WV, WesBanco will have assets in excess of $1.6 billion, will operate 42 banking offices in West Virginia and Ohio and operate five mortgage loan offices in West Virginia.

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